FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending April 8, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 8, 2003                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

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GLAXOSMITHKLINE plc - Notification of Major Interests in Shares

GlaxoSmithKline plc (the Company) today received notification from the Abacus Financial Services Group Limited in compliance with Part VI of the Companies Act 1985 (as amended), that on 7 April 2003 it had the following interests in the Company's Ordinary Shares of 25 pence:

Registered Holder                                           Current shareholding
Abacus (GSK) Trustees Limited as trustee of the                      179,185,893
GlaxoSmithKline Employee Trust

Abacus Corporate Trustee Limited as trustee of the                       914,738
GlaxoSmithKline (US) Trust
TOTAL                                                                180,100,631

This total holding represents 3.0008 per cent of the issued share capital of the Company.




S M Bicknell
Company Secretary

8 April 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


4 April 2003           The Administrators of the SmithKline Beecham Employee
                       Benefit Trust ("the  Trust") notified  the Company on 8
                       April 2003 that 37,964 Ordinary shares had been transferred from the Trust to participants of the SmithKline Beecham 1991 Share Option Plan.

                       The Trust also sold 225 ordinary shares on 2 April 2003 at a price of (pound)11.65 per share.

                       The Administrators of the Trust, also notified the Company on 8 April 2003 that 101 Ordinary shares had been transferred back into the Trust following the incorrect transfer of those shares to a participant in the Mid Term Incentive Plan.


The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
8 April 2003